S AND EXCHANGE COMMISSION
HINGTON, D.C. 20549

VA 2-27-04

Annual Audited Report Form X-17A-5 Part III

Facing Page
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
8-30177

Report For the Period Beginning January 1, 2003 (MM/DD/YY) **and Ending** December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

McDonald Investments Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

McDonald Investment Center, 800 Superior Avenue
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Robert D. Moran, Chief Financial Officer — (216) 563-2006
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✔] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, **Robert D. Moran** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **McDonald Investments Inc.** as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0 credits $117)

Robert D. Moran

Signature OH. D.L. RM 736849

Chief Financial Officer

Title

Notary Public

SANDRA J. SKERNIVITZ
Notary Public, State of Ohio
My Commission Expires Feb. 23, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2003 to December 31, 2003

McDonald Investments Inc.
(Name of Respondent)

McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive office)

Mr. Robert D. Moran
Chief Financial Officer
McDonald Investments Inc.
McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
Telephone No. (216) 563-2006

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

McDonald Investments Inc.

December 31, 2003

The following financial statements and schedules of McDonald Investments Inc. are submitted herewith:

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
McDonald Investments Inc.

We have audited the accompanying statement of financial condition of McDonald Investments Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonald Investments Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

January 27, 2004

McDonald Investments Inc.

Statement of Financial Condition

December 31, 2003

(In Thousands)

Assets	
Cash and cash equivalents	$ 6,690
Receivable from customers	353,471
Receivable from brokers and dealers	118,632
Securities purchased under agreements to resell	316,947
Securities owned	795,587
Receivable from affiliates	2,676
Other receivables	9,100
Memberships in exchanges, at cost (market value $7,911)	4,092
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $67,299	17,204
Other investments	4,262
Other assets	42,328
	$ 1,670,989
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 89,503
Payable to customers	75,649
Payable to brokers and dealers	122,829
Securities sold under agreements to repurchase	325,414
Securities sold but not yet purchased	674,205
Accrued compensation	50,689
Accounts payable, accrued expenses and other liabilities	49,782
	1,388,071
Stockholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	
Common stock, stated value $4.00 per share; 250 shares authorized, issued and outstanding	1
Additional paid-in capital	178,204
Retained earnings	104,713
	282,918
	$1,670,989

See notes to financial statements.

McDonald Investments Inc.

Statement of Income

Year ended December 31, 2003

(In Thousands)

Revenues	
Underwriting and investment banking	$ 88,469
Principal transactions	87,679
Commissions	172,640
Investment management fees	41,567
Interest and dividends	22,597
Advisory fees	3,027
Other	20,003
	435,982
Expenses	
Employee compensation and benefits	247,019
Interest	5,335
Communications	17,679
Occupancy and equipment	66,552
Promotion and development	12,665
Floor brokerage and clearance	5,194
Taxes, other than income taxes	11,812
Management fee paid to affiliate	20,549
Other operating expenses	25,101
	411,906
Income before income taxes	24,076
Provision for income taxes:	
Federal:	
Current	2,304
Deferred	6,313
State and local	602
	9,219
Net income	$ 14,857

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Stockholder's Equity

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2003	$ 1	$ 178,204	$ 114,856
Net income	-	-	14,857
Cash dividend to Parent	-	-	(25,000)
Balance at December 31, 2003	$ 1	$ 178,204	$ 104,713

See notes to financial statements.

McDonald Investments Inc.

Statement of Cash Flows

Year ended December 31, 2003

(In Thousands)

Operating activities	
Net income	$ 14,857
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,567
Deferred compensation	5,634
Deferred income taxes	5,078
Changes in operating assets and liabilities:	
Increase in receivable from customers	(52,911)
Increase in receivable from brokers and dealers	(11,230)
Increase in securities owned	(223,350)
Decrease in other receivables	10,239
Decrease in other assets	1,487
Decrease in payable to customers	(5,248)
Increase in payable to brokers and dealers	51,858
Increase in securities sold but not yet purchased	216,718
Decrease in accrued compensation	(18,267)
Increase in accounts payable, accrued expenses and other liabilities	5,206
Net cash provided by operating activities	6,638
Investing activities	
Purchase of furniture, equipment and leasehold improvements	(1,657)
Net change in investments	718
Net cash used for investing activities	(939)
Financing activities	
Increase in securities purchased under agreements to resell	(92,418)
Increase in short-term borrowings	28,781
Increase in securities sold under agreements to repurchase	81,770
Decrease in receivables from affiliates	1,535
Dividend to Parent	(25,000)
Net cash used for financing activities	(5,332)
Increase in cash and cash equivalents	367
Cash and cash equivalents at beginning of fiscal year	6,323
Cash and cash equivalents at end of fiscal year	$ 6,690

See notes to financial statements.

McDonald Investments Inc.

Notes to Financial Statements

December 31, 2003
(In Thousands)

1. Significant Accounting Policies

McDonald Investments Inc. (the Company) is a wholly-owned subsidiary of KeyCorp (the Parent).

The Company is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instrument, approximate current fair value.

Securities transactions and related commission revenue and expense are recorded on a settlement date basis. No material differences resulted from recognizing securities related revenue and expenses on the settlement date basis, rather than on the trade date basis.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate.

Securities borrowed of $14,791 which are included in receivables from brokers and dealers and securities loaned of $79,417 which are included in payables to brokers and dealers are both carried at the fair market value of the underlying collateral.

Securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are included in revenues from principal transactions.

(In Thousands)

1. Significant Accounting Policies (continued)

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is $6,086 at December 31, 2003 and is included in other assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets*, which replaced Accounting Principles Board Opinion No. 17, *Intangible Assets*. Under the new accounting standard, companies are no longer required to amortize goodwill and other intangible assets deemed to have indefinite lives. Under SFAS No. 142, goodwill and certain intangible assets are subject to impairment testing, which must be conducted at least annually. No impairment loss has been recognized in 2003.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This Interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing a guarantee. The initial recognition and measurements provisions on this guidance are effective on a prospective basis for guarantees issued or modified on or after January 1, 2003, that are within the scope of this guidance.

This new accounting guidance also expands the disclosures that a guarantor must make about its obligations under certain guarantees. These disclosure requirements are effective for financial statements of interim or annual periods ending after October 15, 2002. The required disclosures for the Company are provided in Note 6 (Commitments and Contingencies).

1. Significant Accounting Policies (continued)

In January 2003, the FASB issued Interpretation No. 46 (Fin. No. 46), *Consolidation of Variable Interest Entities,* which provides new criteria for determining whether or not consolidation accounting is required. The Company adopted the new guidance effective July 1, 2003. This guidance significantly changes how companies determine whether they must consolidate an entity depending on whether the entity is a voting rights entity or a variable interest entity. Based on its evaluations and current interpretations of the provisions of Fin No. 46, the guidance did not have any material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued modifications to Fin No. 46 to provide additional scope exceptions, address certain implementation issues and promote a more consistent application of Fin. No. 46. The Company will adopt this new guidance in the first quarter of 2004. Adoption of this guidance is not expected to have any material effect on the Company's financial position or results of operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(In Thousands)

2. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2003 consist of the following:

Securities owned:	
Mortgage-backed securities	$ 365,952
U.S. Government obligations	338,646
Corporate obligations	48,156
State and municipal obligations	22,510
Other	7,452
Money Market Instruments	7,131
Other	5,740
	$ 795,587
Securities sold but not yet purchased:	
Mortgage-backed securities	$ 361,455
U.S. Government obligations	304,927
Corporate obligations	3,551
Corporate stocks	2,647
Other	1,625
	$ 674,205

3. Short-Term Borrowings

Short-term borrowings are bank loans payable on demand at rates ranging from of 1.03% to 1.44% at December 31, 2003. Short-term borrowings include a $45,500 unsecured loan from the Parent.

Securities sold under agreements to repurchase bear interest at rates ranging from 0.83% to 1.13% and are collateralized by firm-owned securities with a market value of $327,918 at December 31, 2003.

Total interest paid in 2003 on short-term borrowings was $5,449.

(In Thousands)

4. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates. As stated in Note 3, the Company has $45,500 in short-term borrowings with the Parent at December 31, 2003.

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2003 were:

Facilities and equipment	$ 27,178
Processing charges	21,747
Management fee	20,549

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2003 were $41,722 from these agreements.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Income before taxes at statutory tax rate	$ 8,427
Disallowed meals and entertainment	542
State taxes, net of federal benefit	391
Other	(141)
Income tax expense	$ 9,219

(In Thousands)

5. Income Taxes (continued)

The deferred income tax expense for the year ended December 31, 2003 consists of the following:

Employee compensation accruals	$ 372
Litigation and other reserves	1,723
Depreciation and amortization	983
Purchase accounting	2,260
Other	975
Total deferred tax expense	$ 6,313

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2003 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 4,749
Litigation and other reserves	508
Depreciation	1,595
Other	1,871
Total deferred tax assets	8,723
Deferred tax liabilities:	
State taxes	334
Purchasing accounting	356
Other	2,022
Total deferred tax liabilities	2,712
Net deferred tax assets	$ 6,011

Total income taxes paid to the Parent were $2,140 the year ended December 31, 2003.

6. Commitments and Contingencies

Litigation

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position of the Company.

The Company has received subpoenas from the Securities and Exchange Commission and inquiries from the National Association of Securities Dealers (NASD) and the State of New York Attorney General, seeking documents and information as part of their investigations into trading activity involving the mutual fund, brokerage and annuity businesses. The Company has responded to the various regulatory authorities and is cooperating fully with their inquiries and investigation. It is not known whether, and to what extent, the Company will receive further requests or be required to take action related to this matter in the future.

Mutual Fund Breakpoint Liability

The Company, under direction of the NASD, performed a self-assessment of its front-end load mutual fund transactions to determine how well the firm delivered available breakpoint discounts to customers. As a result of this assessment, the Company has established an estimated liability for future mutual fund customer claims related to the potential overcharges as directed by the NASD requirements. The Company continues to evaluate transactions in accordance with NASD instructions.

(In Thousands)

6. Commitments and Contingencies (continued)

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2003 with initial or remaining noncancellable lease terms in excess of one year are approximately $78,287 payable as follows: 2004—$14,981; 2005—$15,006; 2006—$14,498; 2007—$13,867; 2008—$11,898; and thereafter—$8,037. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense amounted to $19,085 for the year ended December 31, 2003.

Guarantees

The Company, on behalf of an affiliated limited partnership, has pledged and deposited $2,353 into escrow accounts as collateral for three equity bridge loans with a state housing agency to secure loans between the state housing agency and the borrower in which the affiliated limited partnership has an interest. The Company maintains collateral to indebtedness of the borrower equal to or greater than 100% as defined. Excess collateral may be returned to the Company as payments are made by the borrower on the loan. The equity bridge loans are due in June 2010.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2003, the Company's net capital under the Rule was $178,568 or 47% of aggregate debit balances, and $170,903 in excess of the minimum required net capital.

8. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

In the normal course of business, the Company enters into underwriting and forward commitments. At December 31, 2003, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities and collateralized mortgage obligations with market values of approximately $364,285 and $429,369, respectively. Transactions relating to such commitments, which were subsequently settled, had no material effect on the Company's financial position.

The revenues from trading mortgage-backed securities and collateralized mortgage obligations, including both forward and regular-way transactions, are included in revenues from principal transactions and were $16,735 for the year ended December 31, 2003.

(In Thousands)

9. Employee Benefit Plans

The Company sponsored a 401(k) defined contribution and profit-sharing plan (McDonald Plan) covering substantially all employees. On January 1, 2000, all participants of the McDonald Plan became participants of a 401(k) Plan sponsored by the Parent (KeyCorp Plan). Until it was merged into the KeyCorp Plan during 2003, the McDonald Plan remained separate from the KeyCorp Plan but no additional contributions by participants to the McDonald Plan were permitted.

The KeyCorp Plan permits eligible employees to contribute 1% to 16% of eligible compensation with up to 6% being eligible for matching contributions in the form of Key common shares. For the year ended December 31, 2003, the Company's contribution expense related to the KeyCorp Plan was $7,209.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a non-contributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2003, the Company's allocated costs were $13,054.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

(In Thousands)

Net capital		
Total stockholder's equity from statement of financial condition		$ 282,918
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable from customers	$ 409	
Investments and securities owned not readily marketable	288	
Memberships in exchanges	4,092	
Investment in and receivables from affiliates and associated partnerships	6,938	
Furniture, equipment and leasehold improvements	17,204	
Other receivables	30,705	
Other assets	14,050	
		73,686
Additional charges for customers' and noncustomers' security accounts	2,916	
Aged fails-to-deliver	198	
Other deductions and/or charges	1,189	
		4,303
		77,989
Net capital before haircuts on security positions		204,929
Haircuts on security positions:		
Contractual security commitments	6,595	
Trading and investment securities:		
Money market instruments	2,216	
U.S. and Canadian Government obligations	9,775	
State and municipal obligations	1,092	
Corporate obligations	4,481	
Corporate stocks	2,202	
		26,361
Net capital		$ 178,568

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

(In Thousands)

Computation of alternative net capital requirement	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2003	$ 7,665
Excess net capital	$ 170,903
Percentage of net capital to aggregate debit items	47%
Net capital in excess of	
4% of aggregate debit items	$ 163,238
5% of aggregate debit items	$ 159,405

McDonald Investments Inc.

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2003

(In Thousands)

Credit items	
Free credit balances and other credit balances in customers' security accounts	$ 158,167
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	49,555
Customers' securities failed-to-receive	43,195
Credit balances in firm accounts which are attributable to principal sales to customers	2,099
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	9
Market value of short securities and credits in all suspense accounts over 30 calendar days	1
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	76
Other	2,755
Total credits	255,857
Debit items	
Debit balances in customers' cash and margin accounts	348,773
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	10,636
Failed to deliver of customers' securities not older than 30 calendar days	2,701
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	21,148
Aggregate debit items	383,258
Less 3%	11,498
Total debits	371,760
Excess of total debits over total credits	$ 115,903

McDonald Investments Inc.

Schedule III
Information Relating to the Possession
or Control Requirements under Rule 15c3-3

(In Thousands, except number of items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	
A. Number of items.	
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 702
A. Number of items.	23

McDonald Investments Inc.

Schedule IV
Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2003 unaudited Form X-17a-5, Part II.

McDonald Investments Inc.

Schedule V
Reconciliation of Computation for Determination of
Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2003 unaudited Form X-17a-5, Part II.

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Board of Directors
McDonald Investments Inc.

In planning and performing our audit of the financial statements of McDonald Investments Inc. (the "Company"), for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 27, 2004